UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


             REINHOLD INDUSTRIES, INC. (FORMERLY KEENE CORPORATION)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    75935A109
                     --------------------------------------
                                 (CUSIP Number)


                             Richard A. Lippe, Esq.
                                Managing Trustee
                              Keene Creditors Trust
                                  The Chancery
                                190 Willis Avenue
                             Mineola, New York 11501
                                 (516) 747-0300
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 16, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
 _
|_|.

                                                                           _
        Check the following box if a fee is being paid with the statement |_|



                             Page 1 of 14 pages

                      The Index to Exhibits is on page 4.

                                                               Page 2 of 4 Pages



This Amendment No. 1 amends and supplements the Schedule 13D filed on August 12, 1996 (the "Schedule 13D") by the Keene Creditors Trust (the "Trust") with respect to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Reinhold Industries, Inc. (formerly Keene Corporation), a Delaware corporation ("Reinhold"). All capitalized terms used in this Amendment and not otherwise defined herein have the meaning ascribed to such terms in the
Schedule 13D.

Item 4.  Purpose of Transaction

          Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs immediately before the final paragraph of such Item:

          The Trust intends to continuously review its investment in Reinhold. In connection with the Trust's ongoing evaluation of Reinhold's business and prospects and on future developments (including, but not limited to, stock market and general economic conditions), the Trust reserves the right to change its plans or intentions at any time and to take any and all actions it may deem appropriate to maximize the value of its investment in Reinhold.

          The Trust has retained HT Capital Advisors, LLC ("HT") to assist the Trust in developing and implementing a strategy to realize upon the value of its investment in Reinhold, including an evaluation of whether the Trust should at this time seek a merger, sale of shares or other transaction that would involve a disposition by the Trust of all of its shares of Class B Common Stock for cash. A copy of the Trust's agreement with HT, executed on July 16, 1998, is attached as Exhibit 6 hereto.

Item 7.  Material To Be Filed as Exhibits

               Exhibit Number                        Title
               --------------                        -----

                     6 Letter agreement dated as of July 2, 1998 between the Trust and HT Capital Advisors, LLC

                                                               Page 3 of 4 Pages



                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Dated:  July 27, 1998

                                        Keene Creditors Trust


                                        By: /s/ Richard A. Lippe
                                            ____________________________________
                                            Richard A. Lippe, Managing Trustee

                                                               Page 4 of 4 Pages



      Exhibit                                         Method of
      Number             Title                         Filing              Page
      ------             -----                         ------              ----

        6        Letter agreement dated as of        Filed herewith        5
                 July 2, 1998 between the Trust
                 and HT Capital Advisors, LLC